SearchPath International, Inc.
1350 Euclid Avenue, Suite 325
Cleveland, Ohio 44115
August 7, 2008
Via Overnight Mail and SEC Correspondence
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	David L. Orlic
Special Counsel

Re:	SearchPath International, Inc.
Amendment No. 2 to Registration Statement on Form 10
Filed July 25, 2008
File No. 000-53277
Dear Mr. Orlic:
     On behalf of SearchPath International, Inc., a Delaware corporation (the “Company”), we are hereby transmitting this letter in response to the staff’s comment letter dated August 6, 2008 regarding the above filing.
     The Company’s responses are numbered to correspond to the numbering of the comment contained in the comment letter, with the staff comment in italics and the response immediately following. Courtesy copies of this letter are being provided to Jan Woo and Barbara C. Jacobs.
General
1.	We note that you did not provide all the acknowledgements that we requested, which appear at the end of our letter dated July 11, 2008. In your next response, please provide the representations as requested. Note that the representations should come directly from the company.

The Company inadvertently failed to provide the acknowledgements requested at the end of your letter dated July 11, 2008 and we apologize for this oversight. We have provided the requested acknowledgements following this response letter.

Item 1A. Risk Factors
There is no active trading market for our common stock..., page 10
2.	We refer to comment 7 of our letter dated July 11, 2008. We do not believe that issuers can apply to have their securities quoted on the OTCBB, which is an electronic quotation medium for subscribing market makers to reflect market making interest in eligible securities. Please remove the references in your filing to your application for quotation on the OTCBB, or explain these references to us in your response.

We have removed the requested references in Amendment No. 3 to the Form 10 to clarify that we are not directly applying to the OTCBB. Please see the changed disclosure on pages 10 and 25.
Item 4. Security Ownership of Beneficial Owners and Management, page 21
3.	In response to comment 9 of our letter dated July 11, 2008, you state that The Signature Fund has sole voting, dispositive, and investment power with respect to the shares that it holds. However, on page 24, you disclose that Mr. Furth is the sole managing partner of this entity. Please disclose in the footnotes to your beneficial ownership table, if true, that Mr. Furth indirectly has sole voting and investment power with respect to the shares held by The Signature Fund.

Mr. Furth represented to us that, as sole managing partner of The Signature Fund, he indirectly has sole voting, dispositive and investment power with respect to those shares. We have added disclosure to footnote 8 on page 21 to clarify that this is the case.
Item 6. Executive Compensation, page 23
4.	We note that the summary compensation table does not appear consistent with your expanded disclosure regarding Mr. Johnston’s employment agreement. Mr. Johnston’s employment agreement as of July1, 2005 provides for a base salary of $240,000 but the table discloses that he received $149,730 and $39,332 in 2007 and 2006, respectively. Please explain the difference in Mr. Johnston’s actual compensation and compensation stated in his employment agreement. In addition, we note that you have filed Mr. Johnston’s employment agreement dated July 1, 2007 as exhibit 10.1. Please explain why you have not filed the employment agreement dated July 1, 2005.

On page 23, we made an inadvertent mistake with respect to the date of Mr. Johnston’s employment agreement. The correct date of his employment agreement is July 1, 2007. Prior to that time, he did not have a written employment agreement with our Company. We have corrected the disclosure on page 23. Since there was no written agreement in place, there is no discrepancy between his promised compensation and the compensation actually received in the fiscal years ended June 30, 2006 and 2007.

5.	We note that Amy Johnston has been the company’s Vice President, Secretary and Treasurer since July 19, 2005 but did not receive any compensation in 2006 and 2007. Please provide a narrative description of Ms. Johnston’s compensation and include all material factors necessary to understand the information presented in the table. Refer to Item 402(o) of Regulation S-K.

We have added a footnote to the summary compensation table to explain that for the fiscal years ended June 30, 2006 and 2007, Ms. Johnston chose to forego any compensation.
Item 7. Certain Relationships and Related Transactions, page 24
6.	We note that your revised disclosure in this section that Ms. Johnston purchased a franchise from your company in September 2005. Please disclose how the royalty rate and advertising fee rate payable by this franchise to the company compares with the rates payable by unaffiliated parties.

We have added disclosure to Item 7 on page 24 to disclose how these rates compare with the rates payable by unaffiliated parties.
7.	We note your response to comment 15 of our letter dated July 11, 2008, in which you state that the company did not have any promoters during the past five fiscal years. However, you disclose that the company was created by the owner and founder of Pathfinder in 2005, and that both Mr. and Ms. Johnston are owners and officers of that entity. Please explain why you believe that these individuals, or other persons, are not promoters, within the meaning of Rule 405 of the Securities Act of 1933. Alternatively, provide the disclosure required by Item 404(d)(2) and Item 401(g) of Regulation S-K.

The Company has reconsidered its response and determined that Mr. and Ms. Johnston are promoters within the meaning of Rule 405 of the Securities Act of 1933, as amended. As such, we have made changes on pages 9, 21, 23 and 24 to explain their status as founders and/or promoters.
Item 10. Recent Sales of Unregistered Securities, page 25
8.	We note your expanded disclosure regarding the unregistered issuances of securities to Margulies & Levinson, Mr. Johnston, and Mr. Woods for services rendered. For each of these transactions, provide the specific exemption that you relied upon in offering such securities without registration under the Securities Act of 1933.

With respect to the securities issued and/or granted to Mr. Johnston and Mr. Woods for services rendered, we relied on the exemption provided under Rule 701 promulgated under the Securities Act of 1933, as amended. These grants or issuances were made under the employment agreements that the Company entered into with each of these individuals and such issuances and/or grants were approved by the Company’s Board of Directors.

For the securities granted to Margulies & Levinson, we relied on the exemption provided under Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended, on the basis that the securities (a) were privately placed and did not involve a public offering, (b) were offered and sold to an accredited investor, and (c) were not sold through an underwriter.
     I hope that the foregoing has been responsive to your comments. Accordingly, it would be greatly appreciated if you could advise the undersigned at (216) 912-1500 at your earliest convenience if any additional comments will be forthcoming.
Very truly yours,
SearchPath International, Inc.

/s/ Thomas K. Johnston
Thomas K. Johnston
President and Chief Executive Officer

SearchPath International, Inc.
1350 Euclid Avenue, Suite 325
Cleveland, Ohio 44115
August 7, 2008
Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549

Attention:	David L. Orlic
Special Counsel

Re:	Company Acknowledgement Statement
Dear Mr. Orlic:
     In accordance with the comment letters dated July 11, 2008 and August 6, 2008, SearchPath International, Inc., a Delaware corporation (the “Company”), does hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosures contained in its Form 10, as amended;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Very truly yours,
SearchPath International, Inc.

/s/ Thomas K. Johnston
Thomas K. Johnston
President and Chief Executive Officer